 Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Intersects 5.46 g/t Gold over 9.6 Metres and
 2.51 g/t over 22.0 Metres at the Goldlund Gold Project, Ontario, Canada

Further Results from Drilling Support Potential for Resource Expansion at the Main Zone

July 7, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce further results from the drill program underway at the Company’s wholly-owned Goldlund Gold Project (“Goldlund” or the “Project”) in Ontario, Canada. Drilling continues to define mineralization in the eastern portion of the defined resource area at Goldlund (the “Main Zone”) and supports the potential for resource expansion at the Project.

Latest highlights from holes drilled at the Main Zone include:

●
Hole GL-20-018 intersected 5.42 grams per tonne gold (“g/t Au”) over 10.0 metres (“m”)
o
Including 22.03 g/t Au over 2.0 m
●
Hole GL-20-025 intersected 1.82 g/t Au over 31.2 m
o
Including 3.08 g/t Au over 16.0 m and 20.12 g/t Au over 1.0 m
●
Hole GL-20-027 intersected 1.39 g/t Au over 38.7 m
o
Including 5.22 g/t Au over 1.6 m and 19.54 g/t Au over 1.3 m
●
Hole GL-20-028 intersected 2.51 g/t Au over 22.0 m
o
Including 3.58 g/t Au over 15.0 m, 5.46 g/t Au over 9.6 m and 24.08 g/t Au over 1.6 m

Dan Wilton, CEO of First Mining, stated “Drilling at Goldlund continues to return strong results, supporting the potential for resource growth at the Main Zone. We are excited to continue to showcase the asset’s potential as it will soon become part of a district-scale opportunity within Treasury Metals. These results demonstrate the growth potential from the regional consolidation of this multi-million ounce gold district in Ontario.”

The 13 holes highlighted in this news release are all located in the northeast portion of the Goldlund deposit. Drilling in this area was focused on outlining and extending new mineralization between Zone 2 and Zone 3, as well as defining mineralization in Zone 2. Drill results from this northeast area have confirmed the continuity of higher-grade mineralization over approximately 400 metres of strike length, with mineralization remaining open in both directions. Drill intercepts up to 22 metres wide were encountered within the main mineralized zone, which averages approximately 10 metres in thickness with grades up to 5.46 g/t gold over 9.6 metres (hole GL-20-028), 3.08 g/t gold over 16.0 metres (hole GL-20-025), and 2.98 g/t gold over 10.0 metres (GL-20-029). Drilling also intersected a number of narrow, one to seven-metre wide, parallel mineralized zones in the suite of mafic volcanics between Zones 2 and 3, which could potentially add new areas of mineralization to the currently identified resource.

To date, a total of 46 holes (approximately 8,588 metres) have been completed at the Main Zone as part of the 2019 - 2020 drill program. This news release incorporates results from a further 13 holes completed to date, following on from the Company’s March 2, 2020 and May 6, 2020 news releases which announced the results of prior holes. Drilling has been completed on approximate 50 metre spacing, with the overall goal of the drill program to define and extend mineralization in the eastern and western portions of the Main Zone area. The remainder of the drill program will continue to focus on defining mineralization to the northeast, with results from the remainder of the program to be released as available.

Select assay results from these 13 holes from the Main Zone drill program are reported below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
GL-20-017	87.00	93.00	6.00	1.67	Main Zone (Zone 3)
including	88.00	89.00	1.00	8.49
GL-20-018	126.00	136.00	10.00	5.42	Main Zone (Zone 3)
including	129.00	131.00	2.00	22.03
and including	135.00	136.00	1.00	5.10
GL-20-025	23.00	54.18	31.18	1.82	Main Zone (Zone 2 and 3)
including	23.00	39.00	16.00	3.08
and including	24.00	25.00	1.00	20.12
and including	33.05	33.65	0.60	7.58
and including	35.00	36.00	1.00	6.03
and	118.00	134.00	16.00	1.54
including	126.00	134.00	8.00	2.95
GL-20-027	28.00	66.71	38.71	1.39	Main Zone (Zone 2)
including	31.00	32.61	1.61	5.22
and including	35.67	37.01	1.34	19.54
and including	37.01	38.00	0.99	3.01
and including	55.45	57.00	1.55	4.42
GL-20-028	16.03	38.00	21.97	2.51	Main Zone (Zone 2)
including	20.00	35.00	15.00	3.58
and including	20.00	29.55	9.55	5.46
and including	28.00	29.55	1.55	24.08
Notes:
● Assaying for the Goldlund 2019-2020 drill program is being completed by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, Ontario and Vancouver, BC. Prepared 50 g samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis is also being completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish
● Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut

Drill Result Details

A plan map showing the drill hole locations and assay status at the Main Zone can be viewed at: http://www.firstmininggold.com/_resources/maps/2020-07-07-Goldlund-NR-Plan-Map.pdf.

A cross section showing drill results and highlights for holes GL-20-027 and GL-20-028 can be viewed at: http://www.firstmininggold.com/_resources/maps/2020-07-07-Goldlund-NR-Cross-Section.pdf.

A complete list of the 2019 and 2020 drill results to date, including hole details, can be viewed at: http://www.firstmininggold.com/_resources/news/2020-07-FF-NR-Goldlund-2019and2020-Drill-Results.pdf.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
GL-20-017	155	-65	179	547702	5528089
GL-20-018	155	-70	200	547648	5528051
GL-20-019	335	-60	182	547648	5528051
GL-20-020	335	-50	140	547752	5528112
GL-20-021	155	-60	161	547750	5528119
GL-20-022	155	-60	164	547774	5528159
GL-20-023	335	-70	200	547847	5528149
GL-20-024	155	-70	200	547847	5528149
GL-20-025	335	-68	182	547873	5528180
GL-20-026	145	-60	179	547865	5528182
GL-20-027	335	-70	143	547932	5528278
GL-20-028	335	-50	104	547932	5528278
GL-20-029	155	-45	203	547992	5528465

QA/QC Procedures

The QA/QC program for the 2019-2020 drilling program at Goldlund consists of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019-2020 Goldlund drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category1. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company is also in the process of closing its announced transaction with Treasury Metals Inc., after which it will hold a large equity position in Treasury that is advancing the Goliath-Goldlund gold project towards construction. First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Note:
1.
These numbers are from the independent technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is available at www.sedar.com under First Mining’s SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the remainder of the 2019 – 2020 drill program at Goldlund continuing on focusing on defining mineralization to the northeast of the Main Zone area; (ii) timing for the completion of the drill program at Goldlund, the receipt of assay results and the public release of those results; (iii) the current drill program at Goldlund continuing to define mineralization in the Main Zone at Goldlund and potentially adding new areas of mineralization to the currently identified resource; (iv) the potential for resource expansion at Goldlund; (v) the growth potential from the regional consolidation of Goldlund under the transaction with Treasury Metals Inc.; (vi) timing for the completion of a Pre-Feasibility Study for Springpole; (vii) timing for the submission of an Environmental Impact Statement for Springpole; (viii) closing of the transaction with Treasury Metals Inc. and the Company holding a large equity position in Treasury Metals Inc. after closing; and (xi) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence of and continuity of metals at Goldlund at estimated grades; success in realizing drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.